CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) WOULD BE LIKELY TO CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED. SUCH EXCLUDED INFORMATION IS DENOTED BY AS FOLLOWS: “[REDACTED]” AMENDING AGREEMENT #1 TO THE SECOND AMENDED AND RESTATED CREDIT AGREEMENT THIS AMENDING AGREEMENT (the “Agreement”) is dated as of February 12, 2025 AMONG: ALITHYA GROUP INC. as Borrower AND: EACH OF THE GUARANTORS IDENTIFIED HEREIN as Guarantors AND: EACH OF THE FINANCIAL INSTITUTIONS FROM TIME TO TIME PARTIES TO THE SECOND AMENDED AND RESTATED CREDIT AGREEMENT as Lenders AND: THE BANK OF NOVA SCOTIA as Administrative Agent PRELIMINARY STATEMENT: WHEREAS pursuant to the Second Amended and Restated Credit Agreement dated as of December 22, 2023 among Alithya Group Inc., as Borrower, each of the guarantors identified therein, as Guarantors, each of the financial institutions from time to time parties thereto, as Lenders, and The Bank of Nova Scotia, as Administrative Agent (as such agreement may be amended, supplemented, replaced, restated or otherwise modified from time to time, the “Second Amended and Restated Credit Agreement”), the Lenders agreed to provide to the Borrower the Credit Facility; WHEREAS the Lenders and the Borrower wish to amend the Second Amended and Restated Credit Agreement; NOW THEREFORE in consideration of the mutual covenants herein set forth, it is agreed as follows:

- 2 - ARTICLE 1 INTERPRETATION 1.1 Defined Terms. All capitalized terms herein, unless otherwise expressly defined herein, shall have the meanings ascribed to them in the Second Amended and Restated Credit Agreement as amended pursuant to Article 3 of this Agreement. 1.2 Amending Agreement. The Second Amended and Restated Credit Agreement and all documents or agreements incidental or related thereto shall henceforth be read and construed in conjunction with this Agreement; and the Second Amended and Restated Credit Agreement and this Agreement shall henceforth have effect as far as practicable as though the provisions thereof were contained in one document. 1.3 Headings. The headings of the Articles and Sections of this Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. 1.4 References. All references to Articles, Sections, Exhibits and Schedules, unless otherwise specified, are to Articles, Sections, Exhibits and Schedules of the Second Amended and Restated Credit Agreement. 1.5 Confirmation. All the terms, conditions and provisions of the Second Amended and Restated Credit Agreement not otherwise amended by this Agreement shall remain unchanged and have full force and effect. ARTICLE 2 [REDACTED] 2.1 [Redacted] ARTICLE 3 AMENDMENTS TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT1 3.1 Sections 1.1.99 and 1.1.100 of the Second Amended and Restated Credit Agreement are hereby deleted and replaced with the following: “1.1.99 “IQ Subordinated Debt” – means, collectively, the two subordinated loans in the amount of $10,000,000 each (maximum $20,000,000 in total) granted by IQ to the Borrower under or pursuant to a “convention de prêt amendée et réitérée” dated January 28, 2022, as amended and restated by a “deuxième convention de prêt amendée et réitérée” dated March 13, 2024, as further amended, replaced, restated, supplemented or otherwise modified from time to time, in form and substance reasonably satisfactory to the Lenders and the Agent. 1 Additions shown in underlined/bold and removals shown in strikethrough.

- 3 - 1.1.100 “IQ Subordination Agreement” – means the “convention de subordination et d’atermoiement” dated September 28, 2021 entered into between IQ and the Agent, as amended by an “amendement à la convention de subordination et d’atermoiement” dated January 28, 2022 and by a “deuxième amendement à la convention de subordination et d’atermoiement” dated March 13, 2024, as further amended, replaced, restated, supplemented or otherwise modified from time to time.” 3.2 Section 1.1.120 of the Second Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “1.1.120 “Maturity Date” – means April 1st, 2026 2027, or such other date thereafter as may be agreed pursuant to an extension under Section 5.1, or such earlier date on which the Credit Facility is terminated pursuant to Section 13.2.” 3.3 Section 1.1.125 of the Second Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “1.1.125 “Non-Guarantor Subsidiaries” – means collectively (i) Alithya Consulting USA Inc., Alithya France SAS, SWI Systems, LLC, Alithya Travercent LLC, Alithya IT Services Inc., Alithya Numérique Maroc SARLAU, 9466-6997 Québec Inc., Datum Consulting Group Australia Pty Limited, Datum Consulting Group S.R.L., Datum Solutions DOO (Serbia), DCG Spain, S.L.U., DCG UK Limited, Datum Cybertech India Pvt Ltd., Datum Solutions DOO (Montenegro), 9467-8778 Québec Inc., XRM Vision Group Inc., XRM Vision Inc., XRM Vision World Inc. and XRM Vision Maroc SARLAU and (ii) any future Subsidiary of the Borrower specifically designated by the Borrower as a Non Guarantor Subsidiary provided that the Borrower remains at all times in compliance with the covenant set forth in Section 11.1.12.” 3.4 Section 1.1.139.4 of the Second Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “1.1.139.4 Capital Lease Obligations, Purchase Money Mortgage Debt and other Debt secured by Permitted Liens and any renewals, extensions, refinancing and refundings in respect of such Debt and Debt contracted for the purchase of real estate, in whole or in part, in an aggregate amount not exceeding C$10,000,000 C$15,000,000 at any time;” 3.5 Section 4.1 of the Second Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “4.1 Accordion The Borrower shall have the right to request, upon at least sixty (60) days written notice to the Agent, to increase the amount of the Credit Facility by up to C$50,000,000 in the aggregate at any time, subject to a minimum amount of C$20,000,000 for each request,

- 4 - unless the remaining amount available under the accordion is less than C$20,000,000, in which case, the minimum amount for a request shall be for such lesser amount, on or before the Maturity Date, to the extent that the Agent has received binding commitments from existing Lenders for the entire amount requested (the “New Commitments”), provided that (i) no Default or Event of Default shall have occurred and then be continuing (without having been cured or waived as provided in this Agreement) or shall result from such increase, (ii) no commitment of any Lender shall be increased without the written consent of such Lender, (iii) no Default or Event of Default shall have occurred or be continuing on the date such increase may take effect or after giving effect to the New Commitments, including without limitation, compliance with the financial covenants set forth in Section 11.2, (iv) the New Commitments of the Lenders shall be effected pursuant to an amendment to this Agreement in form and substance acceptable to the Agent executed and delivered by the Borrower, the other Obligors, the Lenders and the Agent, (v) the Borrower shall deliver or cause to be delivered any legal opinions or other documents reasonably requested by the Agent in connection with such transaction, and (vi) the Borrower shall pay to the Agent a fee to be determined at the time the request to draw the Accordion is made. No Lender shall be under any obligation or commitment to agree to any request under this Article 4 and if all conditions set forth herein for the New Commitments are not being complied with, the amount of the Credit Facility shall not be increased.” 3.6 Section 11.1.11 of the Second Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “11.1.11 Bank Accounts: in consideration of the Lenders authorizing it to collect its claims until such authorization is withdrawn in accordance with the provisions of the Security Documents, each Obligor shall maintain all of its Canadian bank accounts and other Canadian banking services, including Treasury Management Services for risk management purposes, but excluding commercial credit card and merchant card services, exclusively with the Lenders, provided that, in the event that any such Canadian bank account is held with a Lender other than BNS and in respect of any bank accounts maintained or used by a US Obligor with a US financial institution, such bank accounts shall be subject to an account control agreement to the extent required pursuant to Section 12.1.4, as applicable. Notwithstanding the above, the bank accounts of any target acquired pursuant to a Permitted Acquisition may remain opened for a period of twelve (12) months following completion of such Permitted Acquisition. Notwithstanding the foregoing, the Borrower shall be authorized to open a Canadian bank account with [Redacted] (the “[Redacted] Bank Account”) to serve as an anchor account to the bank accounts of the Borrower’s foreign entities who are not Obligors under the Credit Agreement, provided that the outstanding balance held in the [Redacted] Bank Account shall not exceed $1,000,000 at any time and provided that the outstanding balance in the [Redacted] Bank Account shall not be used to calculate any financial ratios provided for in this Agreement.”

- 5 - 3.7 Section 11.4.1.2 of the Second Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “11.4.1.2 Annual Financial Statements: within one hundred and twenty (120) days after the end of each financial year of the Borrower, the audited annual consolidated financial statements (including management discussion and analysis) of the Borrower certified by its Auditors and the unaudited non consolidated annual financial statements of each Obligor, containing comparative consolidated financial statements for the previous year, including balance sheet, statement of income and statement of changes in financial position;” 3.8 Section 11.4.1.4 of the Second Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “11.4.1.4 Financial Forecasts: as soon as possible, and in any event within one hundred and twenty (120) days after the end of each fiscal year of the Borrower, annual consolidated financial forecasts of the Obligors Borrower, including quarterly income statements, balance sheets and cash flow statements, a Capital Expenditures budget, a reasonably detailed list of assumptions and projected compliance with the financial ratios set forth in Section 11.2, the whole to the Agent’s reasonable satisfaction;” 3.9 Section 12.1.4 of the Second Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “12.1.4 Account Control Agreements: the Agent shall have entered into account control agreements with each bank or financial institutions other than BNS maintaining bank accounts held in the name of any Obligor, except for the [Redacted] Bank Account, provided that no such account control agreements will be required to be obtained in respect of accounts held with Canadian financial institutions or any of their Affiliates provided that the aggregate amount held in such bank accounts does not exceed an amount of C$5,000,000 at any time.” 3.10 Schedules 2.1.12, 2.1.14, 2.1.22, 2.1.25 and 2.1.26 of the Second Amended and Restated Credit Agreement is hereby deleted and replaced with the relevant schedule attached to this Agreement. ARTICLE 4 EXTENSION FEE The Borrower acknowledges that the Lenders have earned an upfront fee in connection with this Agreement equivalent to [Redacted] for the additional tenor of the Credit Facility, namely an amount of [Redacted], payable pro rata between the Lender in accordance with their respective Participations and that such fee is fully earned upon signature of this Agreement, shall

- 6 - not be refundable for any reason whatsoever and shall be paid to the Agent upon signature of this Agreement. ARTICLE 5 EFFECTIVENESS AND CONDITIONS PRECEDENT 5.1 Conditions Precedent to Effectiveness of this Agreement This effectiveness of this Agreement is subject to and conditional upon the prior fulfilment of the following conditions to the satisfaction of the Agent, the Lenders and the Lenders’ Counsel: 5.1.1 The Agent and the Lenders shall have received: (i) a signed copy of this Agreement; and (ii) certified copies (by way of bringdown certificates or otherwise) of authorized resolutions for each Obligor; 5.1.2 All amounts due and payable by the Borrower, including the reasonable legal fees of the Agent and the Lenders, shall have been paid concurrently with the signature of this Agreement. ARTICLE 6 GENERAL PROVISIONS 6.1 Novation. It is expressly understood and agreed between the parties hereto that this Agreement does not constitute a novation of the terms and conditions of the Credit Facility, the Second Amended and Restated Credit Agreement or the other Loan Documents, the Lenders hereby reserving all of their rights and recourses under the Credit Facility, the Second Amended and Restated Credit Agreement and the other Loan Documents. Nothing set forth in this Agreement shall, except as specifically set forth herein, be construed as altering the obligations of the Obligors under the Credit Facility, the Second Amended and Restated Credit Agreement and the other Loan Documents. Nothing herein shall in any way release the Obligors from their obligations to the Lenders under the Credit Facility, the Second Amended and Restated Credit Agreement and the other Loan Documents. 6.2 Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. 6.3 Language. The parties hereby confirm their express wish that this Agreement and all the documents and agreements directly or indirectly related thereto be drawn up in English. Les parties reconnaissent leur volonté expresse que la présente convention ainsi que tous les documents et conventions qui s'y rattachent directement ou indirectement soient rédigés en langue anglaise.

- 7 - IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective representatives thereunto duly authorized as of the date first above written. [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK. SIGNATURE PAGES AND SCHEDULES FOLLOW.]

- S1 - Signature Page Amending Agreement #1 to SARCA Alithya Group Inc. Borrower: ALITHYA GROUP INC. By: (s) Authorized Signing Officer Name: Title:

- S2 - Signature Page Amending Agreement #1 to SARCA Alithya Group Inc. Guarantors: ALITHYA USA, INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA CANADA INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA FINANCIAL SOLUTIONS, INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA RANZAL LLC By: (s) Authorized Signing Officer Name: Title: ALITHYA FULLSCOPE SOLUTIONS, INC. By: (s) Authorized Signing Officer Name: Title:

- S3 - Signature Page Amending Agreement #1 to SARCA Alithya Group Inc. ALITHYA CONSULTING INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA DIGITAL TECHNOLOGY CORPORATION By: (s) Authorized Signing Officer Name: Title: ALITHYA ZERO2TEN, INC. By: (s) Authorized Signing Officer Name: Title: VITALYST, LLC By: (s) Authorized Signing Officer Name: Title: DATUM CONSULTING GROUP, LLC By: (s) Authorized Signing Officer Name: Title:

Signature Page Amending Agreement #1 to SARCA Alithya Group Inc. . Administrative Agent: THE BANK OF NOVA SCOTIA, as Administrative Agent By: (s) Authorized Signing Officer Name Title: By: (s) Authorized Signing Officer Name Title:

- S5 - Signature Page Amending Agreement #1 to SARCA Alithya Group Inc. Lenders: THE BANK OF NOVA SCOTIA By: (s) Authorized Signing Officer Name Title: By: (s) Authorized Signing Officer Name Title:

- S6 - Signature Page Amending Agreement #1 to SARCA Alithya Group Inc. FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC By: (s) Authorized Signing Officer Name Title: By: (s) Authorized Signing Officer Name Title:

- S7 - Signature Page Amending Agreement #1 to SARCA Alithya Group Inc. BANK OF MONTREAL By: (s) Authorized Signing Officer Name Title: By: (s) Authorized Signing Officer Name Title:

- S8 - Signature Page Amending Agreement #1 to SARCA Alithya Group Inc. THE TORONTO-DOMINION BANK By: (s) Authorized Signing Officer Name Title: By: (s) Authorized Signing Officer Name Title:

Schedule 2.1.12 Real and Immovable Property I. Owned Properties [Redacted] II. LEASED PREMISES [Redacted]

Schedule 2.1.14 Intellectual Property [Redacted]

Schedule 2.1.22 Subsidiaries Jurisdiction and Shares A) Alithya Group inc. (i) Jurisdiction of organization: Québec (ii) Shareholders: n/a (iii) Jurisdiction of registered office, chief executive office and location of minute books: Québec (iv) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: Share options, restricted share units, performance share units and deferred share units. (v) Location of places of business and corporeal and tangible Assets: [Redacted] B) Alithya USA, Inc. (i) Jurisdiction of organization: Delaware (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office and location of minute books: Québec (v) (vi) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vii) Location of places of business and corporeal and tangible Assets: [Redacted] C) Alithya Canada Inc. (i) Jurisdiction of organization: Québec (ii) Shareholders: [Redacted]

- 2 - (iii) Jurisdiction of registered office, chief executive office and location of minute books: Québec (iv) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (v) Location of places of business and corporeal and tangible Assets: [Redacted] D) Alithya Financial Solutions, Inc. (i) Jurisdiction of organization: Delaware (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office and location of minute books: Québec (v) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vi) Location of places of business and corporeal and tangible Assets: [Redacted] E) Alithya Ranzal LLC (i) Jurisdiction of organization: Delaware (ii) Shareholders/Members: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office and location of minute books: Québec (v) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vi) Location of places of business and corporeal and tangible Assets: [Redacted] F) Alithya Fullscope Solutions, Inc.

- 3 - (i) Jurisdiction of organization: Delaware (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office and location of minute books: Québec (v) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vi) Location of places of business and corporeal and tangible Assets: [Redacted] G) Alithya Consulting Inc. (i) Jurisdiction of organization: Québec (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office, chief executive office and location of minute books: Québec (iv) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (v) Location of places of business and corporeal and tangible Assets: [Redacted] H) Alithya Digital Technology Corporation (i) Jurisdiction of organization: Canada (Ontario) (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office, chief executive office and location of minute books: Ontario (iv) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None.

- 4 - (v) Location of places of business and corporeal and tangible Assets: [Redacted] I) Alithya Zero2Ten, Inc. (i) Jurisdiction of organization: Delaware (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office and location of minute books: Québec (v) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vi) Location of places of business and corporeal and tangible Assets: [Redacted] J) Vitalyst, LLC (i) Jurisdiction of organization: Delaware (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office and location of minute books: Québec (v) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vi) Location of places of business and corporeal and tangible Assets: [Redacted] K) Datum Consulting Group, LLC (i) Jurisdiction of organization: Indiana, USA (ii) Shareholders: [Redacted]

- 5 - (iii) Jurisdiction of registered office: Indiana, USA (iv) Jurisdiction of chief executive office and location of minute books: Québec (v) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vi) Location of places of business and corporeal and tangible Assets: [Redacted]

- 3 - Schedule 2.1.25 Corporate Chart [Redacted]

Schedule 2.1.26 Banking [Redacted]